SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. 4)

NEXPOINT RESIDENTIAL TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

65341D102

(CUSIP Number)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

13D

CUSIP No. 65341D102

1	Name of reporting persons Highland Capital Management, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 470,758
	8	Shared voting power 1,165,030
	9	Sole dispositive power 470,758
	10	Shared dispositive power 1,165,030
11	Aggregate amount beneficially owned by each reporting person 1,635,788
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.7%
14	Type of reporting person (see instructions) IA, PN

13D

CUSIP No. 65341D102

1	Name of reporting persons James D. Dondero
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC/AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 22,555
	8	Shared voting power 3,323,117
	9	Sole dispositive power 22,555
	10	Shared dispositive power 3,323,117
11	Aggregate amount beneficially owned by each reporting person 3,345,672
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 15.7%
14	Type of reporting person (see instructions) HC, IN

1	Name of reporting persons Grant J. Scott
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,641,722
	8	Shared voting power 0
	9	Sole dispositive power 1,641,722
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,641,722
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.7%
14	Type of reporting person (see instructions) IN

CUSIP No. 65341D102

SCHEDULE 13D/A

This Amendment No. 4 (this “Amendment”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”) James D. Dondero, and Grant J. Scott (collectively, the “Reporting Persons”), and amends the Schedule 13D filed on March 26, 2015, as subsequently amended on April 14, 2015, as subsequently amended on April 23, 2015, and as subsequently amended on April 24, 2015. This Amendment updates the stock ownership information for the Schedule 13D. The Schedule 13D is supplementally amended as follows.

Item 2.	Identity and Background

(a) This Amendment is filed by and on behalf of each of the following persons: (i) Highland Capital, (ii) James D. Dondero, and (iii) Grant J. Scott.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Amendment nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b) The address of the principal business office of each of the Reporting Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(c) The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser and/or manager to affiliates of Highland Capital. The principal business of Mr. Dondero is managing affiliates of Highland Capital. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital. The principal business of Grant J. Scott is serving as trustee of a trust.

(d) During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e) During the last five years, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Mr. Dondero is a United States citizen. Highland Capital is a Delaware entity. Mr. Scott is a United States citizen.

Item 3. Source and Amount of Funds.

The Reporting Persons received an aggregate of 2,470,129 shares of Common Stock, par value $0.01 per share (the “Common Stock”) in connection with the consummation of the separation of the Issuer from NexPoint Credit Strategies Fund (the “Spin-Off”). As of August 28, 2015, the Reporting Persons had purchased additional shares of Common Stock with working capital in open market purchases for an aggregate purchase price of approximately $12,511,733.06.

Item 5. Interest in Securities of the Issuer.

(a) As of August 28, 2015, (i) Highland Capital may be deemed to beneficially own 1,635,788 shares of Common Stock, which represents approximately 7.7% of the outstanding Common Stock, (ii) James D. Dondero may be deemed to beneficially own 3,345,672shares of Common Stock, which represents approximately 15.7% of the outstanding Common Stock, and (iii) Grant J. Scott, in his capacity of trustee of a trust, may deemed to beneficially own 1,641,722 shares of Common Stock, which represents approximately 7.7% of the outstanding Common Stock. James D. Dondero has the right to acquire beneficial ownership of the 1,641,722 shares of Common Stock owned by the trust referred to in the preceding sentence.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.(1)	470,758	1,165,030	470,758	1,165,030
James D. Dondero(2)	22,555	3,323,117	22,555	3,323,117

Grant J. Scott (3)	1,641,722	0	1,641,722	0

(1)	These shares are held by Highland Capital both directly and indirectly through advised accounts. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares.
(2)	These shares are held by Mr. Dondero both directly and indirectly through Highland Capital (as described in footnote (1) above), an employee benefit plan and a trust. Also includes shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the President and the director of Strand Advisors, Inc., Highland Capital’s general partner, and may be deemed to be an indirect beneficial owner of the shares held by Highland Capital. Mr. Dondero disclaims beneficial ownership of such shares.
(3)	Includes shares that Mr. Scott may be deemed to beneficially own as the trustee of the trust referred to in Item 5(a).

(c) Annex A attached hereto lists all transactions in the Common Stock during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons

CUSIP No. 65341D102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2015

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

/s/ James D. Dondero
James D. Dondero

/s/ Grant J. Scott
Grant J. Scott

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty days by the Reporting Person on behalf of the Reporting Person in respect of the shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 28, 2015.

Date	Effected By	Nature of Transaction	Quantity	Price
7/1/2015	Highland Capital	Open Market Purchase	22,799	$13.5292	(1)
8/13/2015	Highland Capital	Open Market Purchase	5,100	$12.56

(1)	The price reported is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $13.2796 to $13.7388, inclusive. The Reporting Persons undertake to provide to NexPoint Residential Trust, Inc. (“NXRT”), any security holder of NXRT or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.